SECU[illegible] 11017306 [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quoin Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street, Suite 1808
(No. and Street)

Philadelphia	PA	19102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maceo N. Davis, 215-564-1222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Munis & Co.
(Name – *if individual, state last, first, middle name*)

1414 Dorset Lane	Wynnewood	PA	19096
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Maceo N. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quoin Capital LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

NOTARIAL SEAL
CANDACE NELSON
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
My Commission Expires Jun 17, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Quoin Capital LLC

Address: 1515 Market St., Suite 1808

Philadelphia, PA 19102

Telephone: 2155641222

SEC Registration Number: 66980

FINRA Registration Number: 136160

(ii) Accounting Firm

Name: Joseph Munis & Co.

Address: 1414 Dorset Lane

Wynnewood, PA 19096

Telephone: 610-645-9019

Accountant's State Registration Number: CA043832

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
December	31	2010

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

☑ is for the annual audit only for the fiscal year ending 2010*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: Maceo N. Davis

(By Firm's FINOP or President)

Title: President   Date: 25 February 2011

Quoin

QUOIN CAPITAL, LLC

Financial Statements
and
Accountant's Report
For the Years Ended December 31, 2010 and 2009

Joseph Munis & Co
Certified Public Accountants

QUOIN CAPITAL, LLC
Audited Financial Statements
December 31, 2010

TABLE OF CONTENTS

JOSEPH MUNIS & CO.

Joseph Munis & Co
Certified Public Accountants
1414 Dorset Lane
Wynnewood, PA 19096

Phone: (610) 645-9019
Fax: (866) 734-1450

The Board of Directors
Quoin Capital, LLC
Philadelphia, PA

Independent Accountant's Report

I have audited the accompanying balance sheets of Quoin Capital, LLC as of December 31, 2010 and the related statements of income and changes in member's equity and cash flows for the year ended December 31, 2010. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2010, the results of its operations, changes in members equity, and cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 through 11 inclusive, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

February 25, 2011

Joseph Munis CPA

QUOIN CAPITAL, LLC
Balance Sheets
as of December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash	$312,337	$336,552
Accounts Receivable	5,658	11,873
Furniture & Office Equipment, less Accumulated Depreciation ((Note 2)	2,159	3,390
Other Assets	2,891	874
TOTAL ASSETS	323,045	$352,689
LIABILITIES & EQUITY		
Accounts Payable	$ 5,487	$14,014
Bank Credit Line Payable (Note3)	39,305	10,000
Sundry Payables	15,796	15,000
Total Current Liabilities	60,588	39,014
Long Term Liabilities		
Subordinated Loan	255,937	250,000
Total Long Term Liability		-
TOTAL LIABILITIES	326,525	289,014
MEMBERS EQUITY	6,250	63,675
TOTAL LIABILITIES & MEMBERS EQUITY	$323,045	$352,689

,

See accompanying notes and accountant's report.

QUOIN CAPITAL, LLC
Statements of Income and Changes in Members Equity
For the Years Ended December 31, 2010 and 2009

	2010	2009
INCOME		
Underwriting Income	$ 67,021	$ 67,619
Commissions	59,194	74,416
Interest Income	4,018	1,455
Trading	8,339	4,717
Other Income	1,628	56,565
TOTAL INCOME	140,200	204,772
EXPENSES		
Trading Execution Services	31,427	27,754
Commission	8,500	
Clearing Charges	47,927	47,169
Officer Compensation	29,500	33,800
Regulatory & Licensing	2,298	6,638
Membership Dues & Subscriptions	14,059	8,930
Professional Fees	16,379	19,783
Rent	14,804	14,230
Telephone & Communications	5,125	5,006
Other Office Support	1,607	3,938
Marketing	2,118	1,307
Interest Expense	6,614	5,145
Travel & Entertainment	8,046	9,467
Depreciation	1,231	852
Other	6,234	3,950
TOTAL EXPENSES	195,871	187,969
NET PROFIT / (LOSS)	(55,671)	16,803
MEMBERS EQUITY - Beginning of Year	63,675	37,679
Net effect of restatement		(807)
Member Capital Contributed/(Distributed)	(1,484)	10,000
MEMBERS EQUITY - End of Year	$ 6,520	$ 63,675

See accompanying notes and accountant's report.

QUOIN CAPITAL, LLC
Statements of Cash Flows
for the Years Ended December 31, 2010 and 2009

	2010	2009
OPERATING ACTIVITIES		
Net (Loss) / Profit	$ (55,671)	$ 16,803
Adjustments to reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation	1,231	852
Changes in Operating Assets increase (decrease)		
Accounts Receivable	6,215	(11,874)
Other Assets	(2,017)	(533)
Accounts Payable	(1,801)	(6,377)
Sundry Payables	(5,930)	(21,971)
NET CASH USED IN OPERATING ACTIVITIES	(57,973)	(23,100)
FINANCING ACTIVITIES		
Member Capital Contributions / (Distribution)	(1,484)	10,000
Net Borrowings from Line of Credit	29,305	-
Subordinated Loan	5,973	250,000
	33,758	260,000
NET CHANGE IN CASH	(24,215)	236,900
CASH AND CASH EQUIVALENTS - Beginning of Year	336,552	99,652
CASH AND CASH EQUIVALENTS - End of Year	$ 312,336	$ 336,552

See accompanying notes and accountant's report.

NOTE 1 - ORGANIZATION

Quoin Capital, LLC, a Delaware limited liability company, effective March 1, 2005, is a registered broker-dealer subject to the regulations of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Assets, liabilities, income, and expenses are recorded on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash Equivalents

Cash equivalents consist of money market funds.

Capitalized Leases

The Company's furniture, telephones, copier and certain computer equipment were acquired and capitalized in September 2005 through a lease arrangement requiring the Company to pay $314 for thirty-six months. The lease term expired in September 2008, and the Company assumed title to the assets for an additional cost of $1,062.

Depreciation

Property and equipment are recorded at cost. Depreciation is generally computed using the straight line method over the estimated useful lives of the assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company files partnership returns and income reported on such returns is taxed at the member level. Therefore, no provisions have been made for federal and state income taxes.

NOTE 3 - LINE OF CREDIT

The Company maintains a business line of credit with Wachovia Bank NA which permits the Company to borrow up to $50,000 at an interest rate of 3.25%. The line of credit is personally guaranteed by one of the Company's members.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Office Space

The Company's minimum lease commitment, which expires May 31, 2013, for rental of its Philadelphia office space is as follows:

Year	Amount
2011	13,396
2012	13,730
2013	5,780

NOTE 5 - NET CAPITAL/RESERVE REQUIREMENTS

The Company is subject to the net capital rule adopted by the Securities and Exchange Commission, Rule 15c3-1, which requires that a registered broker-dealer's net capital, as defined, shall not fall below $5,000 or 6 $^{2}/_{3}$% of the total aggregate indebtedness, whichever is greater.

As of December 31, 2010, the Company had excess net capital of $ 231,013 and the ratio of indebtedness to net capital was 26.2%.

The Company is exempt from the reserve requirements outlined in Securities and Exchange Commission, Rule 15c3-3, as all customer transactions are cleared through its clearing agent on a fully disclosed basis (paragraph (k) (2) (ii)).

NOTE 6 – SUBORDINATED NOTE

On May 29, 2009, the company entered into a secured note collateral agreement for equity capital with one of its shareholders in order to comply with FINRA's capital requirements. Under the Note, the Lender irrevocably agrees that the obligations of the Broker-Dealer under this Agreement with respect to the payment of principal and interest shall be and are subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Broker-Dealer arising out of any matter occurring prior to the date on which the related Payment Obligation (as defined herein) matures consistent with the provisions of 17 CFR 240.1503-1 and 240.15c3-1(d), except for claims which are the subject of subordination agreements which rank on the same priority as or are junior to the claim of the Lender under such subordination agreements. The Note matures on 30 May 2012_ (the "Scheduled Maturity Date°)(the last day of a month at least three years from the date hereof) at the principal office of the Broker-Dealer the Note and Collateral as defined herein, and interest is payable at the rate of 11/2 percent per annum from the effective date of this Agreement, which date shall be the date so agreed upon by the Lender and the Broker-Dealer unless otherwise determined by the Financial Industry Regulatory Authority, Inc. ("FINRA").

The interest accrued as at December 21, 2010 has been added to the amount due on maturity.

JOSEPH MUNIS & CO.

Joseph Munis & Co
Certified Public Accountants
1414 Dorset Lane
Wynnewood, PA 19096

Phone: (610) 645-9019
Fax: (866) 734-1450

The Board of Directors
Quoin Capital, LLC
Philadelphia, PA

I have made a study and evaluation of the system of internal accounting control of Quoin Capital, LLC in effect at December 31, 2010. My study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Quoin Capital, LLC is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

In my opinion, the system of internal accounting control of Quoin Capital, LLC in effect at December 31, 2010, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material with respect to the financial statements.

February 25, 2011 Joseph Munis CPA

QUOIN CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of December 31, 2010

1)	Total Ownership Equity		$ 6,250
2)	Deduct Ownership Equity not Allowable for Net Capital		-
3)	Total Ownership Equity qualified for Net Capital		6,250
4)	Add:		
	Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		230,937
5)	Total Capital and Allowable Subordinated Liabilities		237,178
6)	Deductions and/or Charges:		
	a)	Total Non-Allowable Assets included in Balance Sheet	5,050
	b)	Secured Demand Note Deficiency	-
	c)	Commodity Futures Contracts and Spot Commodities - Proprietary Capital Charges	-
	d)	Other Deductions and/or Charges	-
	e)	Haircuts	1,124
		Total Deductions and /or Charges	6,174
7)	Net Capital		$ 231,013

QUOIN CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission (Cont'd)
As of December 31, 2010

Computation of Basic Net Capital Requirement:

8)	Minimum Net Capital Requited (6 2/3% of Line 14)	$ 4,039
9)	Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000
10)	Net Capital Requirement (Greater of Line 8 or 9)	5,000
11)	Excess Net Capital (Line 7, Less Line 10)	226,017
12)	Excess Net Capital at 1000% (Line 7, Less 10% of Line 14)	224,958
13)	Total A.I. Liabilities from Balance Sheet	60,588
14)	Total Aggregate Indebtedness	60,588
15)	Ratio of Aggregate Indebtedness to Net Capital (Line 14 divided by Line 7)	26.23

QUOIN CAPITAL, LLC
Statement of Changes in Members Equity
For the Years Ended December 31, 2010 and 2009

	Member Capital
Balance at January 1, 2009	$ 37,76
Member Capital Contributed	10,000
Adjustment – net	(807)
2009 Net Profit	16,803
Balance at December 31, 2009	63,675
Member Capital Contributed /(Distributed)	(1,484)
2010 Net (Loss)	(55,671)
Balance at December 31, 2010	$6,250

QUOIN CAPITAL, LLC
Reconciliation of Net Capital Per Focus 11A
to Net Capital Per Audited Financial Statements
For the Year Ended December 31, 2010

Net Capital per Focus 11A		$228,005
Income and Expense Adjustments:		
	Net	3,008
Net Capital per Audited Financial Statements		$231,013